SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Xunlei Limited

(Name of Issuer)

Common shares

(Title of Class of Securities)

98419E 1081

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1   This is the CUSIP number for the American depositary shares, each representing five common shares of the Issuer.

CUSIP No. 98419E 108			13G

1	Name of Reporting Person Kingsoft Corporation Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 0
		6	Shared Voting Power 37,500,000 common shares(1)
		7	Sole Dispositive Power 0
		8	Shared Dispositive Power 37,500,000 common shares(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 37,500,000 common shares(1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.4%(2)
12	Type of Reporting Person CO

(1)	Represents 37,500,000 common shares held by King Venture Holdings Limited, which is wholly owned by Kingsoft Corporation Limited.
(2)	Percentage calculated based on 328,693,840 common shares issued and outstanding as of December 31, 2014, as provided by the Issuer.

CUSIP No. 98419E 108			13G

1	Name of Reporting Person King Venture Holdings Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 0
		6	Shared Voting Power 37,500,000 common shares
		7	Sole Dispositive Power 0
		8	Shared Dispositive Power 37,500,000 common shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 37,500,000 common shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.4%(1)
12	Type of Reporting Person CO

(1)	Percentage calculated based on 328,693,840 common shares issued and outstanding as of December 31, 2014, as provided by the Issuer.

CUSIP No. 98419E 108	13G

Item 1(a).	Name of Issuer: Xunlei Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices: 4/F, Hans Innovation Mansion North Ring Road, No. 9018 High-Tech Park Nanshan District, Shenzhen The People’s Republic of China

Item 2(a).	Name of Person Filing: Kingsoft Corporation Limited King Venture Holdings Limited
Item 2(b).

Address of Principal Business Office or, if none, Residence:
Kingsoft Corporation Limited

Kingsoft Tower

No.33 Xiaoying West Road

Haidian District, Beijing 100085

The People’s Republic of China

King Venture Holdings Limited

Kingsoft Tower

No.33 Xiaoying West Road

Haidian District, Beijing 100085

The People’s Republic of China

Item 2(c)	Citizenship: Kingsoft Corporation Limited — Cayman Islands King Venture Holdings Limited — Cayman Islands
Item 2(d).	Title of Class of Securities: Common shares
Item 2(e).	CUSIP Number: 98419E 108. This is the CUSIP number for the American depositary shares, each representing five common shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

CUSIP No. 98419E 108	13G

Item 4.	Ownership:

The following information with respect to the ownership of the common shares of the Issuer by each of the reporting persons is provided as of December 31, 2014. The calculations are based on 328,693,840 common shares outstanding as of December 31, 2014, as provided by the Issuer:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Kingsoft Corporation Limited	37,500,000	11.4%	0	37,500,000	0	37,500,000
King Venture Holdings Limited	37,500,000	11.4%	0	37,500,000	0	37,500,000

King Venture Holdings Limited is the record owner of 37,500,000 common shares of the Issuer. King Venture Holdings Limited is wholly owned by Kingsoft Corporation Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Kingsoft Corporation Limited may be deemed to beneficially own all of the shares held by King Venture Holdings Limited. Kingsoft Corporation Limited is listed on the Hong Kong Stock Exchange (Stock code: 3888).

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

CUSIP No. 98419E 108	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2015

Kingsoft Corporation Limited	By:	/s/ Yuk Keung Ng
Name: Yuk Keung Ng
Title: Director

King Venture Holdings Limited	By:	/s/ Hongjiang Zhang
Name: Hongjiang Zhang
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement